Exhibit 13.2


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Chippass Master Catalog
$250.00
Starting Bid
$250.00
Final Bid
Closed on
Jun 17th, 6:00 pm
Make sure you've signed up to receive notice when these SongShares are available to purchase
Enter your email address
KEEP ME UPDATED
MY CURRENT BIDS
TOTAL SONGSHARES
My Reserved Units 0
My Total Cost $0.00
Simulated Royalties (Last 12 mos) $0.00
$5403.00
Last 12 Months Royalties Paid
$48.68
Royalties Paid Per Unit (last 12 months)
$250.00
Final Bid
111/111
Reserved Units
Available Units
Total Units 111
Track Details
Track Details
Chippass "Oooh" (prod...
YouTube
Oooh
Chippass
2021-02-11
Chippass
Artist
N/A
Streams
N/A
Views
N/A
Streams
Chippass ft. E-40 & ALL...
THIZZLER EXCLUSIVE
YouTube
Me (feat. E-40 & ALLBLACK)
Chippass
2019-02-17
Chippass
Artist
627K
Streams
N/A
Views
5.8K
Streams

Description

Type of Rights: Record Label's Share

Type of Income: Master Recording

Paid By: Empire Distribution

Term (Life or Yrs): Life of copyright



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This deal includes 90% of the Record Label's share of royalties.
Empire Distribution pays royalties monthly.

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Detailed Data HERE



Summary Overview

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Detailed Data HERE

Summary Overview

The “Chippass” Music Royalty Asset is the underlying asset of the “Chippass Royalty Share Agreement" (the “Agreement”). The Agreement contains ninety percent (90%) of the record label's share of income from the master recording for the compositions recorded by the artist, Chippass, beginning in 2014.

About

Chippass once signed to E-40's Sick Wid It Records and is part of Oakland, CA, street history. Along the way, he subconsciously studied the music art form. Attending high school alongside Lil B, he can recall critiquing early rhymes from “The BasedGod” before picking up a mic himself in NHT Boyz. The buzzing group made an impact in Northern California and landed national acclaim from The Fader but disbanded as “friends started getting sent to jail, quitting, or dying.” "Even when it ended, I wasn't going to stop though,” Chipass continues. “I went crazy and full-fledged into rap solo in 2013.” Among a prolific series of mixtapes, he dropped the frequently downloaded *Original Yangster* and *Original Yangster II*, joined IamSu! on tour, collaborated with everyone from Marc E. Bassy to Mozzy, and more.

Summary Statistics

Spotify	
Followers	8.2K (86,574th)
Monthly Listeners	25.1K (150,378th)
Popularity	33/100 (123,579th)
Playlist Reach	146.2K
Fan Conversion Rate	32.61%
Reach / Followers Ratio	17.87x

Pandora	
Monthly Listeners	1.2K (39,181st)
Streams	203.3K (62,276th)
Artist Stations	5.6K (31,636th)

*Data provided by Chartmetric.com

Royalty Share Agreement Terms

The “Chippass” Royalty Share Agreement will be between the label and our company. Pursuant to the Agreement, SongVest will have the right to receive 90% of the label's streaming revenue share for the life of the copyright of the master recordings listed below. Revenues the company will be entitled to receive from the master recordings listed below (assets) pursuant to this agreement include revenues earned in connection with the sale and exploitation of the Masters (i.e. the official original recording of the song, and the source from which all the later copies are made), which will be paid at the percentage interest as defined in the “Chippass” Royalty Share Agreement for the applicable revenue sources (e.g., Streaming). Sales shall be determined by reference to the royalty statements from the royalties paid to the label monthly by Empire Distribution, which shall be conclusive and binding upon the Parties, absent manifest error.

Financial Highlights

The royalties paid over the last four quarters from the revenue stream contemplated in the "Chippass" Royalty Share Agreement have averaged approximately $1,351 per quarter.

Chipass	2019				2020				2021				2022	
Royalties	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	Grand Total
Total	$ 895.80	$ 1,113.46	$ 957.76	$ 874.15	$ 939.71	$ 1,121.11	$ 873.48	$ 815.78	$ 886.71	$ 1,716.83	$ 1,303.49	$ 1,222.95	$ 1,159.61	$ 13,880.84



Quarterly Royalty Earnings Over Time
2019
2020
2021
2022



Monthly Royalty Earnings Over Time
2019
2020
2021
2022

The single, "Oooh," was released in February 2021 and has generated twelve full months of royalties to-date as reported in the table below. Another single, "Me" features the artists E-40 and ALLBLACK and was released in February 2019. The user will notice that the below table includes a line titled "The Rest" under Singles releases. This line item includes revenues from approximately 140 different masters, none of which individually represents > 1% of the last four quarters' total royalties.

	2019				2020				2021				2022	Last	%
Chipass Masters	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	4 Quarters	Of Total
Singles															
Oooh										$ 523	$ 343	$ 271	$ 165	$ 1,302	9%
Me	$ 0	$ 255	$ 209	$ 130	$ 121	$ 99	$ 103	$ 103	$ 97	$ 133	$ 148	$ 157	$ 149	$ 587	4%
Never Switchin	$ 21	$ 22	$ 21	$ 20	$ 18	$ 18	$ 16	$ 20	$ 22	$ 27	$ 31	$ 41	$ 43	$ 142	1%
We Got It				$ 16	$ 17	$ 6	$ 4	$ 3	$ 2	$ 122	$ 1	$ 1	$ 2	$ 126	1%
I'm Shinin	$ 13	$ 15	$ 23	$ 26	$ 32	$ 28	$ 19	$ 26	$ 25	$ 36	$ 36	$ 26	$ 24	$ 121	1%
Bluitt								$ 1	$ 54	$ 49	$ 23	$ 18	$ 17	$ 107	1%
Born in the Mob	$ 22	$ 17	$ 15	$ 11	$ 10	$ 68	$ 57	$ 27	$ 24	$ 45	$ 56	$ 32	$ 30	$ 163	1%
I.D.G.A.F.	$ 23	$ 23	$ 20	$ 18	$ 20	$ 24	$ (2)	$ 20	$ 18	$ 27	$ 25	$ 27	$ 24	$ 104	1%
Level Up	$ 45	$ 40	$ 29	$ 18	$ 17	$ 15	$ 14	$ 16	$ 16	$ 22	$ 22	$ 27	$ 27	$ 98	1%
CUZZO											$ 28	$ 37	$ 23	$ 87	1%
Keep It 100	$ 29	$ 23	$ 19	$ 15	$ 15	$ 17	$ 17	$ 26	$ 15	$ 17	$ 16	$ 19	$ 21	$ 73	1%
Big												$ 42	$ 30	$ 71	1%
The Rest	$ 645	$ 638	$ 575	$ 548	$ 627	$ 716	$ 549	$ 534	$ 569	$ 640	$ 555	$ 504	$ 598	$ 2,296	17%
Albums															
General	$ 97	$ 82	$ 48	$ 72	$ 65	$ 130	$ 96	$ 39	$ 45	$ 75	$ 21	$ 21	$ 8	$ 124	1%
Grand Total	$ 896	$ 1,113	$ 958	$ 874	$ 940	$ 1,121	$ 873	$ 816	$ 887	$ 1,717	$ 1,303	$ 1,223	$ 1,160	$ 13,881	100%

Revenue by Income Type

Revenue sources are shown below:

	2019				2020				2021				2022	Grand Total
Chipass Sources	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	Qtr2	Qtr3	Qtr4	Qtr1	
Audio Stream	$ 571	$ 705	$ 678	$ 642	$ 682	$ 611	$ 712	$ 523	$ 581	$ 848	$ 757	$ 795	$ 767	$ 8,873
Video Stream	$ 173	$ 223	$ 186	$ 135	$ 132	$ 316	$ 232	$ 225	$ 234	$ 713	$ 496	$ 366	$ 360	$ 3,791
Album	$ 97	$ 82	$ 48	$ 72	$ 65	$ 130	$ 96	$ 39	$ 45	$ 75	$ 21	$ 21	$ 8	$ 796
Track	$ 43	$ 93	$ 34	$ 15	$ 50	$ 63	$ 30	$ 28	$ 27	$ 72	$ 28	$ 40	$ 25	$ 549
Royalty Collection	$ 12	$ 10	$ 13	$ 10	$ 10		$ (196)	$ 0	$ 0	$ 9	$ 2	$ 1	$ 0	$ (129)
Grand Total	$ 896	$ 1,113	$ 958	$ 874	$ 940	$ 1,121	$ 873	$ 816	$ 887	$ 1,717	$ 1,303	$ 1,223	$ 1,160	$ 13,881

The User will notice that the above table includes a line titled Royalty Collection. Per the Empire Distribution statements, this was a miscellaneous adjustment to earnings from SoundExchange, not significant in total.


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Published by Jesse Atwell · May 31 at 8:23 PM ·

LIVE on SongVest. Bid now on the #Chippass master catalog. Hit this link https://secure.songvest.com/.../Chippass%20Master%20Catalog to #InvestInMusic.

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SongVest @songvest · May 31

LIVE on SongVest. Bid now on the #Chippass master catalog. Hit this link to #InvestInMusic: secure.songvest.com/productview/10...



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SongVest @songvest · May 31

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Published by Jesse Atwell · June 8 at 11:35 AM ·

This one ends soon! Over 83% of #Chippass SongShares reserved. Bid now: https://bit.ly/396JuvQ

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SongVest @songvest · Jun 17

This one ends in 4 hours! Bid here: bit.ly/396JuvQ

Disclaimers: songvest.com/disclaimers #music #investing #Chippass

> **SongVest** @songvest · May 31
>
> LIVE on SongVest. Bid now on the #Chippass master catalog. Hit this link to #InvestInMusic: secure.songvest.com/productview/10...
>
> Show this thread


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songvest • Follow
songvest LIVE on SongVest! Bid now on the #Chippass master catalog. Hit the link in bio to #InvestInMusic.
Disclaimers: www.songvest.com/disclaimers
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songvest #music #invest #investing #songvest
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JUNE 1
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SongVest @songvest · Jun 8

This one ends soon! 83% of #Chippass SongShares reserved. Bid now: bit.ly/396JuvQ

Disclaimers: songvest.com/disclaimers #music

SongVest @songvest · May 31

LIVE on SongVest. Bid now on the #Chippass master catalog. Hit this link to #InvestInMusic: secure.songvest.com/productview/10...

Show this thread


Live on SongVest
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MASTER CATALOG
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Chippass Master Catalog featuring songs like "Oooh"



- The royalties paid over the last four quarters from the revenue stream contemplated in the "Chippass" Royalty Share Agreement have averaged approximately $1,351 per quarter.

BID NOW

Chippass Master Catalog featuring songs like "Oooh"



- The royalties paid over the last four quarters from the revenue stream contemplated in the "Chippass" Royalty Share Agreement have averaged approximately $1,351 per quarter.

BID NOW

SONGVEST

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← Back To Auction List

Chippass Master Catalog

$250 Starting Bid

$250 Final Bid

Closed on
Jun 17th, 6:00 pm

Make sure you've signed up to receive notice when these SongShares are available to purchase

Enter your email address

KEEP ME UPDATED

MY CURRENT BIDS

My Reserved Units	0
My Total Cost	$0
Simulated Royalties (Last 12 mos)	$0

$5,403 Last 12 Months Royalties Paid

$48.68 Royalties Paid Per Unit (last 12 months)

TOTAL SONGSHARES

$250
Final Bid

111/111
Reserved Units / Available Units

Total Units 111

Track Details